UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Third Convertible Note Additional Closing

Pursuant to a certain securities purchase agreement dated September 27, 2024, as amended (the “SPA”), by and among Color Star Technology Co., Ltd. (the “Company”) and certain institutional investors (the “Purchasers”), subject to the conditions set forth therein, the Company may sell to the investors, from time to time, up to US$40,000,000 in the maximum aggregate subscription amount of the Company’s senior secured convertible notes and accompanying ordinary share purchase warrants (“Additional Closings”), with substantially the same terms as the initial notes and initial warrants issued to the Purchasers in the first closing on September 30, 2024 (the “Initial Closing”).

On January 16, 2025, the Company and the Purchasers elected to consummate an Additional Closing, pursuant to which the Company shall issue senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $8.7 million (the “New Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of the Company, and accompanying Series B Warrants to purchase up to an aggregate of 2,467,692 Ordinary Shares, with an exercise price of $2.11 per Ordinary Share. The offering of the New Notes and New Warrants will result in gross proceeds to the Company of approximately $8 million before deducting placement agent fees and other estimated offering expenses (the “Third Offering”).

The Initial Notes are convertible into the Company’s Ordinary Shares at the holder’s option, immediately upon issuance, in whole or in part, until the Initial Note is fully converted, at the lower of (i) the fixed conversion price of $2.11 (the “Conversion Price”), or (ii) a price equal to the greater of (x) the floor price of $1.00 (the “Floor Price”) and (y) a price equal to 90% of the lowest VWAP of the Ordinary Shares during the ten (10)-trading day period immediately preceding the applicable conversion date (the “Alternate Conversion Price”). If the Company raises funds through subsequent financings, the holder can require the Company to use up to 30% of the proceeds to redeem the New Notes at 105% of the principal amount, plus accrued interest. The Conversion Price will also be adjusted proportionately if the Company issues dividends, splits, or combines its Ordinary Shares. The New Note is secured by all assets of the Company and its subsidiaries under a certain security agreement and subsidiary guarantee, and the New Note ranks senior to all other Company debts and liabilities.

The New Warrants are exercisable immediately upon issuance (the “Initial Exercise Date”) at $2.11 per share and expire 5 years from the Initial Exercise Date. Each New Warrant is subject to anti-dilution provisions to reflect stock dividends and splits or other similar transactions, as well as any subsequent financings at an effective price per share less than the exercise price of the New Warrants then in effect.

The Company plans to allocate the net proceeds of the Third Offering for general corporate and working capital purposes.

The Company also entered into a placement agency agreement dated September 27, 2024 (the “Placement Agency Agreement”) with Maxim Group, LLC, as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the placement agent in connection with the Initial Closing and Additional Closings. The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Third Offering.

On January 16, 2025, the Company and each of the Purchasers also entered into an amendment no. 2 to the SPA (the “SPA Amendment”) to revise the definition of Exempt Issuances in the SPA. Except as expressly set forth above, the SPA shall remain unchanged and in full force and effect.

Forms of the New Note, the New Warrant and SPA Amendment are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, to this report on Form 6-K, and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the New Notes, the New Warrants and the SPA Amendment, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

The Third Closing is subject to the satisfaction or waiver of all closing conditions set forth in the SPA, as amended, including the filing of a prospectus supplement to the Company’s registration statement on Form F-3 (Registration Number 333-281668 registering the New Notes and the New Warrants the Ordinary Shares issuable upon conversion of the New Notes and New Warrants.

The sale and offering of the securities described above is being effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333- 281668) that was previously filed with the Securities and Exchange Commission (SEC) and declared effective on August 28, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration Number 333-281668, filed on August 20, 2024), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
99.1	Form of New Note
99.2	Form of Series B Warrant
99.3	Form of SPA Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 17, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer

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